Exhibit 99.2

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6070

Dear Shareholder,

You are cordially invited to attend the 2011 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on Thursday, December 15, 2011, at our offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ''FOR'' Proposals No. 1 through No. 6.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 48 hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours, MORDECHAY ZISSER Executive President

Tel-Aviv, Israel
November 10, 2011

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6070

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on Thursday, December 15, 2011, at our offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect the following members of our Board of Directors (the "Board of Directors"): Mordechay Zisser, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To re-elect Elina Frenkel Ronen, as one of our external directors;

3.	To approve amendments to the Company's Articles of Association;

4.	To approve an amendment to the indemnification letter of directors and controlling shareholders;

5.	To approve liability insurance covering our directors and controlling shareholders;

6.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders; and

7.	To discuss our financial statements for the year ended December 31, 2010.

Only shareholders of record at the close of business on November 15, 2011 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by us at least 48 hours before the Meeting.  Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through the nominee company of Bank Discount Le'Israel Ltd., our Israeli registrar for trading on the Tel Aviv Stock Exchange, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

Joint holders of shares should note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders.  For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, SHIMON YITZHAKI Executive Chairman

Tel Aviv, Israel
November 10, 2011

ii

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6070

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, par value New Israeli Shekels ("NIS") 1.00 per share (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at the 2011 Annual General Meeting of Shareholders (the "Meeting") to be held on Thursday, December 15, 2011 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To re-elect the following members of our Board of Directors: Mordechay Zisser, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To re-elect Elina Frenkel Ronen, as one of our external directors;

3.	To approve amendments to the Company's Articles of Association;

4.	To approve an amendment to the indemnification letter of directors and controlling shareholders;

5.	To approve liability insurance covering our directors and controlling shareholders;

6.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders; and

7.	To discuss our financial statements for the year ended December 31, 2010.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

At least two holders of Shares, present in person or by proxy, and holding or representing, in the aggregate, at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; POSITION STATEMENTS

You may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.  If your Shares are held through the nominee company of Bank Discount Le'Israel Ltd., our Israeli registrar for trading on the Tel Aviv Stock Exchange, and intend to vote your Shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

If you fail to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your Shares) or by returning a later-dated proxy card so that it is received by us at least 48 hours before the Meeting. If you hold your Shares in street name, you may revoke your proxies by following the instructions of your brokers and the section titled "Note to shareholders in street name" below. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

Note to shareholders in street name

If you hold your Shares in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your Shares on how to vote your Shares or obtain a legal proxy from the record holder to vote such Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders on or about November 18, 2011, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor.  We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials.  We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

We had, as of October 31, 2011, 24,885,833 Shares outstanding, excluding 3,388,910 Shares held by us which do not have any voting and economic rights.  Only shareholders of record at the close of business on November 15, 2011 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.  The voting rights of all shareholders are the same.  Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of October 31, 2011 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)
Mordechay Zisser (2)	12,203,634	(3)	49.04%
Europe-Israel (M.M.S.) Ltd. (4)	12,084,194		48.56%
All of our officers and directors as a group (9 persons)	12,520,931	(5)	50.31%

1
The number of shares and percentages of ownership are based on 24,885,833 Shares outstanding as of October 31, 2011. Such number excludes 3,388,910 treasury shares. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of October 31, 2011 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors include Shares owned by their family members, as to which such directors disclaim beneficial ownership.

2
The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D filed by them on May 10, 2011, and on information furnished by them to the Company. Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive President and as a director. See footnote 4 below

3
Includes (i) 12,084,194 of our Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive President and a director, by virtue of his control of Europe-Israel; (ii) 24,837 of our Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzelia (Limited Partnership) 1988; and (iii) 94,603 Shares held by Mr. Zisser. See footnote 4 below. Certain of these shares are pledged as security to lending banks. A foreclosure event could lead to a change in the control of our company, which in turn may cause us to be in default of financial covenants with certain of our lending banks.

4	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.

5
Includes: (i) 12,084,194 shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, (see footnote 4 above); (ii) 24,837 shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 94,603 shares held by Mr. Zisser; and (iv) 641,500 options exercisable into 216,079 shares as of October 31, 2011 and vesting within 60 days thereafter granted to our other directors and officers pursuant to our 2006 Employees, Directors and Officers Incentive Plan, as amended.

Proposal No. 1

RE-ELECTION OF DIRECTORS

At the Meeting, six directors are to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected, unless any office is earlier vacated under any relevant provision of our articles of association or applicable laws or regulations. The nominees, if elected, together with our external directors, will constitute the entire Board of Directors. All of the nominees, except for Messrs. Zisser and Yitzhaki, qualify as independent directors under the NASDAQ Listing Rules.

The nominees listed below have indicated to us their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that the directors shall at any time be reduced in number to less than four directors, under our articles of association, the Board of Directors may only act in an emergency (as determined in their absolute discretion) and may appoint one or more directors and call one or more general meetings of shareholders for any purpose.  A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of our articles of association.  We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

A brief biography of each nominee is set forth below.

MORDECHAY ZISSER. On January 1, 2010, Mr. Zisser was appointed as our Executive President. Mr. Zisser continues to serve on our Board of Directors. From May 1999 until December 2009, Mr. Zisser served as our Executive Chairman of the Board of Directors.  Mr. Zisser also serves as a director in additional companies held by us, such as InSightec, Elbit Ultrasound Ltd. and Elbit Medical Technologies Ltd. Mr. Zisser is the entrepreneur behind most of our core businesses, including: real estate investment, investment in commercial real property in the United States, hotel ownership and management, development and operation of shopping and entertainment centers in Central and Eastern Europe and in India, development of major residential projects and mixed-use complexes, venture capital investments in the hi-tech, medical and bio-technology industries and distribution and marketing of fashion apparel and accessories in Israel. Mr. Zisser has served as President and Chairman of the board of directors of Europe-Israel since March 1998 and as President and Chairman of the board of directors of Control Centers since 1983.  Mr. Zisser has developed major real estate development projects in Israel (including the city of Emmanuel, the Herzliya Marina, the Ashkelon Marina, and the Sea and Sun luxury residential project in north Tel Aviv), as well as large scale residential and hotel projects abroad. Mr. Zisser has also served as Executive Chairman of the board of directors of Plaza Centers N.V. ("PC"), our approximately 62% subsidiary, (58% on a fully diluted basis), since October 2006. Mr. Zisser is a member of the investment committee of EPN GP LLC since 2010. Mr. Zisser is active in charitable organizations and is a member of the management of the “Oranit” guest home for children with cancer, as well as the national Bone Marrow Donor Registry.

SHIMON YITZHAKI. On January 1, 2010, Mr. Yitzhaki was appointed as our Executive Chairman of the Board of Directors. From May 1999 until December 2009, Mr. Yitzhaki served as our President, Chief Executive Officer and has served as a member of our Board of Directors since May 1999. From March 2005 until August 2006, Mr. Yitzhaki served as our Chief Financial Officer. Mr. Yitzhaki serves as a member of the board of directors of a number of our subsidiaries, including PC (since October 2006). Mr. Yitzhaki has served as a Vice President of Europe-Israel since March 1998 and since the mid-1980’s as a Vice President of Control Centers. Mr. Yitzhaki holds a B.A. in accounting from Bar Ilan University and is a Certified Public Accountant.

DAVID RUBNER. Mr. Rubner has served as a member of our Board of Directors since July 2003. Mr. Rubner serves as Chairman of the Board of Directors and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as the General Partner of Hyperion Israel Advisors Ltd., a venture capital firm. From 1970 until 2000, Mr. Rubner held various positions at ECI Telecom Ltd., including President, Chief Executive Officer, Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., Radware Ltd., as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London and an M.S. from Carnegie Mellon University. Mr. Rubner was the recipient of the Israeli Industry Prize in 1995.

MOSHE LION. Mr. Lion has served as a member of our Board of Directors since April 2006. Mr. Lion is a senior partner at Lion, Orlitzky and Co., an accounting firm in Israel, Chairman of the Jerusalem Development Authority since June 2008 and a member of the board of directors of Brainstorm Cell Therapeutics since July 2007. From April 2003 until April 2006, Mr. Lion was the Chairman of Israel Railways. From October 2000 until December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion served as Director General of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, Mr. Lion served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a member of the board of directors of Bank Massad Ltd. from January 2000 until November 2006 and as a member of the board of directors of Bank Tefachot Ltd. from November 1999 until May 2004. Mr. Lion currently serves as a member of the board of directors of the Israel Council for Higher Education and of the Wingate Institute for Physical Education. Mr. Lion holds a B.A. in accounting and economics and an L.L.M., both from Bar Ilan University.

SHMUEL PERETZ. Mr. Peretz has served as a member of our Board of Directors since April 2006.  Since 1997, Mr. Peretz has served as the President of the European Division of Israel Aerospace Industries Ltd. From March 2003 until December 2005, Mr. Peretz served as a member of the board of directors of Elscint. From 1991 until 1996, Mr. Peretz served as Vice President (Finance) of Israel Aerospace Industries Ltd. From 1980 until 2002, Mr. Peretz served as a member of the board of directors of numerous companies, including Elta Ltd., Magal Ltd., Medisel Technologies Inc. and Belgium Advanced Technologies. Mr. Peretz holds a B.A. in economics and political science from the Hebrew University in Jerusalem, as well as an M.B.A. from the New York Institute of Technology.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Mordechay Zisser be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Shimon Yitzhaki be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. David Rubner be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Moshe Lion be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Mr. Shmuel Peretz be and hereby is re-elected to the Board of Directors."

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Proposal No. 2

RE-ELECTION OF ELINA FRENKEL RONEN
AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as us, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law") to have at least two external directors.  Our currently serving external directors are Mr. Zvi Tropp and Ms. Elina Frenkel Ronen.  To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates," as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders. The term of an external director is three years and, subject to limited exceptions, may be extended for additional terms of up to three years each. Other directors are elected annually. All of the external directors of a company must be members of its audit committee and each other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director.

Elina Frenkel Ronen is currently serving her second term as an external director, which will expire on December 25, 2011. On August 25, 2011, our audit committee of the Board of Directors (the "Audit Committee") and, on August 29, 2011, our Board of Directors resolved to recommend that our shareholders elect Elina Frenkel Ronen as an external director for an additional term of three years.  At the Meeting, you will be asked to re-elect Ms. Elina Frenkel Ronen as an external director for an additional three year term, commencing on December 25, 2011.

A brief biography of Ms. Frenkel Ronen is set forth below:

ELINA FRENKEL RONEN. Ms. Frenkel Ronen has served as one of our external directors since December 2008. Since 2008, Ms. Frenkel Ronen has served as the Chief Financial Officer of Orek Paper Ltd. Since 2005, Ms. Frenkel Ronen has headed her family’s real estate business. Ms. Frenkel Ronen currently serves as a member of the board and as the Chair of the CEOs, CFOs and Controllers Committee of the Institute of CPAs in Israel, as an external director, chair of the Haifa Port Ltd.  (subject to ministerial approval) and chair of  Finance Committee of Haifa Port and as an external director of Micromedic Technologies Ltd. Ms. Frenkel Ronen served as the Public Representative for the Public Utility Authority - Electricity and as an external director and Chair of the Auditing Committee and Finance Committee of Tao Tsuot Ltd. From 2002 to 2007, Ms. Frenkel Ronen served as Chief Financial Officer of I.G.B. Group. From 1999 to 2002, Ms. Frenkel Ronen served as Chief Financial Officer of Sherutey Hashomrim Group. From 1993 to 1999, Ms. Frenkel Ronen served as the Chief Controller and Financial Reports Supervisor of the Tnuva Industry Group of Companies, including its 96 subsidiaries. Ms. Frenkel Ronen holds a B.A. in accounting and economics and an Executive M.B.A., both from Tel-Aviv University.  Ms. Frenkel Ronen is a Certified Public Accountant.

Ms. Frenkel Ronen has certified to the Company that she complies with all qualifications of an external director under the Companies Law and all the qualifications of an independent director under the NASDAQ Listing Rules. In addition, the Board of Directors has designated her as an “audit committee financial expert”, as defined in the SEC rules.

Required Approval

The election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not a result of ties to a controlling shareholder) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not a result of ties to a controlling shareholder) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.  The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.

Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares. Since it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact our Corporate Secretary at +972-3-608-6070 for instructions on how to vote your Shares and indicate that you have a personal interest or, if you hold your Shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

Proposed Resolutions

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that Ms. Elina Frenkel Ronen be and hereby is re-elected to the Board of Directors for a three-year term as an external director, commencing on December 25, 2011."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Proposal No. 3

APPROVAL OF AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

At the Meeting, we will propose to approve several amendments to our Articles of Association, as described below.  If any of the proposed amendments are approved, we will restate our Articles of Association.

A.           Amendment to Allow Indemnification and Insurance to the Full Extent Permitted by Law

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (currently equivalent to approximately $360,800), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to amend our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Companies Law described above. Accordingly, we propose to amend Article 57 of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Article 57 of the Company’s articles of association be amended with the changes marked below:

'57.           Exemption, Insurance and Indemnity

(a)	Insurance of Office Holders:

i.	The Company may insure the liability of any Office Holder therein to the fullest extent permitted by law.

ii.
Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder therein, in any of the following cases:

1.	A breach of the duty of care vis-à-vis the Company or vis-à-vis another Person;

2.	A breach of the duty of loyalty vis-à-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to believe that the act would not harm the Company;

3.	A monetary obligation imposed on him in favor of another Person.;

4.
Reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; or.

5.	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

(b)	Indemnity of Office Holders:

i.
The Company may indemnify an Office Holder therein, retroactively or pursuant to an advance undertaking, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an Office Holder in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an Office Holder in the Company, as follows:

1.
Any financial liability he incurs or imposed on him in favor of another Person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

2.
Reasonable litigation expenses, including legal fees, incurred by the Office Holder or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a criminal offense which does not require proof of criminal intent.

3.
Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require proof of criminal intent, within the meaning of the relevant terms in the Companies Law or in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

ii.
Advance Indemnity The Company may indemnify an Office Holder therein, except as provided by applicable law.  The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

1.
Matters as detailed in Article 57(b)(i)(1), provided, however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are foreseeable in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances;

2.	Matters as detailed in Article 57(b)(i)(2) and 57(b)(i)(3); and

3.	Any matter permitted by applicable law.

iii.
The aggregate indemnification amount paid pursuant to Article 57(b)(ii) shall not exceed the lower of (i) 25% of the shareholders’ equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the Company’s most recent consolidated financial statements prior to such payment); and (ii) 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification.

(c)
Exemption of Office Holders.  The Company may exempt an Office Holder therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-à-vis the Company, to the fullest extent permitted by law.

(d)	Insurance, Exemption and Indemnity – General.

i.
The provisions of this Article 57 with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

ii.
Articles 57(a) through 57(d) shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for Persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

iii.
An undertaking to insure, exempt and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder’s service with the Company.

iv.
Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 57 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.'"

B.         Amendment to Allow the Consent of a Majority of Directors to Waive the Need for a Notice of a Board of Directors Meeting in Urgent Situations

Section 100 of the Companies Law requires that notice of a meeting of the board of directors be given a reasonable time in advance of the meeting. A recent amendment to Section 102 of the Companies Law provides, as an exception to this general rule, that convening a board meeting without prior notice is permissible in urgent situations, subject to the consent of a majority of the directors. Accordingly, in order to align our Articles of Association with the foregoing provisions of the Companies Law, we propose to amend Article 42(b) of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Article 42(b) of the Company’s articles of association be amended with the changes marked below:

'42(b)           Any two (2) Directors may, at any time, convene a meeting of the Board of Directors, but not less than seventy-two (72) hours' notice shall be given of any meeting so convened, provided that the Chairman of the Board of Directors or the Vice Chairman of the Board of Directors may convene a meeting of the Board of Directors upon not less than twenty-four (24) hours written notice, and further provided, that the Board of Directors may convene a meeting without such prior notice with the consent of all of the Directors who are lawfully entitled to participate in and vote at such meeting  (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee).  The notice of a meeting of the Board of Directors shall describe the agenda for such meeting in reasonable detail, as determined by those convening such meeting. The failure to give notice to a Director in the manner required hereby may be waived by such Director.'" In urgent situations, a meeting of the Board of Directors can be convened without any prior notice with the consent of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee).

C.           Amendment Regarding New Audit Committee Quorum Requirements

A recent amendment to the Companies Law provides certain new quorum requirements with respect to meetings of a company's audit committee. Specifically, effective September 15, 2011, a quorum of the audit committee will consist of a majority of its members, provided that a majority of those present are independent directors (as defined under the Companies Law), at least one of whom is an external director. All the members of our Audit Committee are independent according to the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act, and as defined under the Companies Law. Accordingly, we meet such requirements even before the effective date of this amendment. Nevertheless, our Articles of Association provide that the meetings and proceedings of committees of the board of directors are governed by the provisions regulating the board of directors, under which a quorum is formed by a majority of the directors then in office who are lawfully entitled to participate in and vote at the meeting. Accordingly, in order to accommodate this amendment to the Companies Law, we propose to amend Article 33(a) of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Article 33(a) of the Company’s articles of association be amended with the changes marked below:

'33(a)      The Board of Directors may, subject to the provisions of the Companies Law and these Articles, delegate any of its powers to committees, each consisting of two or more Persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article. Notwithstanding the foregoing, the Chairman of a Committee of the Board of Directors shall not have a casting vote. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.'"

Required Approval

Since one of our directors, Mr. Mordechay Zisser, is an indirect controlling shareholder of the Company, the approval of proposed resolution "A" under this Proposal No. 3 requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on proposed resolution "A" indicate whether or not the shareholder has a personal interest in such proposal. Otherwise, the shareholder is not eligible to vote on such proposal.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 2 above, in the second paragraph under the caption “Required Approval”.

To the extent that proposed resolution "A" under this matter is approved only by the affirmative vote of the holders of a majority of the voting power in the Company, but not by the special majority of the non-interested shareholders as described above, we will make appropriate amendments to the Company's Articles of Association to ensure that the proposed amendment applies only to directors and officers who are not, or are not related to, our controlling shareholders, or in respect of whom our controlling shareholders do not have a personal interest in their receiving indemnification from us.

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolutions under "B" and "C" in this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Proposal No. 4

APPROVAL OF AMENDMENT TO THE INDEMNIFICATION LETTER
OF DIRECTORS AND CONTROLLING SHAREHOLDERS

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. Specifically, granting indemnification letters to directors is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order, and they have done so in the past.

In light of the recent amendments to the Companies Law and to the Israeli Securities Law described in Section "A" of Proposal No. 3 above, and provided that our Articles of Association are amended as proposed in Proposal No. 3 above, we propose to amend our form of such indemnification letter as contemplated by such amendments, as well as other modifications, to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law.  The proposed form of amended indemnification letter is attached hereto as Appendix A.

In addition, our Audit Committee and Board of Directors approved granting the proposed form of amended indemnification letter to our directors and officers, including our directors and officers serving from time to time in such capacity who are considered our controlling shareholders. Currently, among our directors, only Mr. Mordechay Zisser, may be deemed our "controlling shareholder" (as such term is defined in the Companies Law).

At the Meeting, the shareholders will be asked to approve granting the amended indemnification letter in the form of Appendix A hereto (i) to our directors serving from time to time in such capacity who are not considered controlling shareholders and (ii) to our directors and officers serving from time to time in such capacity who are considered our controlling shareholders.  For the avoidance of doubt, if the proposal in clauses (i) and (ii) are not approved, the validity of the existing form of indemnification letter will not be affected.

Under the Companies Law, the adoption of the proposed resolutions requires the approvals of the audit committee, board of directors and shareholders, in that order. The proposed form of amended indemnification letter, as described above, was approved by our Audit Committee and by our Board of Directors, who expressed their belief that it is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers from time to time..

Required Approval

The approval of first proposed resolution below requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

The approval of second proposed resolution below requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter  who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on the second proposed resolution below indicate whether or not the shareholder has a personal interest in such proposal. Otherwise, the shareholder is not eligible to vote on such proposal.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 2 above, in the second paragraph under the caption “Required Approval”.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the amended indemnification letter in the form of Appendix A hereto, to be provided to directors of the Company serving from time to time in such capacity who are not considered controlling shareholders of the Company; and

RESOLVED, to approve the amended indemnification letter in the form of Appendix A hereto, to be provided to directors and officers of the Company serving from time to time in such capacity who are considered controlling shareholders of the Company.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Proposal No. 5

APPROVAL OF LIABILITY INSURANCE
COVERING DIRECTORS AND CONTROLLING SHAREHOLDERS

The Companies Law and our Articles of Association authorize us, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors for their liability by reason of acts or omissions committed in their respective capacities as officers or directors.  Specifically, the purchase of insurance for directors is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order, and they have done so in the past.

Israeli law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; (d) a fine or monetary settlement imposed upon him or her; or (e) for proceedings under Chapters H'3, H'4 or I'1 of the Securities Law (other than legal expenses or for compensation payable to injured parties for damages suffered by them as a result of a violation thereof).

The Company’s Audit Committee and Board of Directors believe that it is in the Company’s best interests to provide D&O liability insurance coverage for the benefit of our directors to enable the Company to attract and retain highly qualified directors.

On December 25, 2008, the shareholders approved D&O liability insurance coverage for the benefit of the Company’s directors who may serve from time to time, as part of a policy which covers liabilities of the Company and its subsidiaries (the “Original Approval”). Since the Original Approval must be renewed in accordance with the Companies Law, the shareholders will be asked to approve the D&O liability insurance coverage for the benefit of the Company’s directors who may serve from time to time, as part of a policy which covers liabilities of the Company and its subsidiaries (excluding PC and its subsidiaries, which will be covered under a separate policy dedicated only to PC and its subsidiaries and paid by PC) and their respective directors and officers, up to a maximum of US$40 million per occurrence and in the aggregate. The first layer of such policy in the amount of US$10 million is also expected to cover the liability of directors and officers of Europe-Israel (the parent company of the Company) and its subsidiaries, in which case the Company will bear 90% of the premium and Europe-Israel shall bear 10% of the premium.

In addition, at the Meeting, the shareholders will be asked to approve umbrella D&O liability insurance coverage for the benefit of the Company’s directors who may serve from time to time, as part of a policy which covers liabilities of the Company and PC and their respective directors and officers under a specific policy dedicated only to the Company and PC (excluding their respective subsidiaries), up to a maximum of US$20 million per occurrence and in the aggregate.  PC will pay one-half of the premiums of this policy.

The coverage of such policy also includes wrongful acts performed by retired directors and officers of the Company for seven years following their departure from the Company, all in accordance with the terms and conditions of the policy.

The aggregate annual premiums to be paid by the Company with respect to the foregoing policies will not exceed US$200,000.

At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of such policies, and the purchase of any other D&O insurance policy upon the expiration of such policies, provided that the coverage will not exceed the amounts described above and that the annual premium will not exceed an amount representing an increase of 20% per year. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations.

The abovementioned approval shall apply to past directors, current directors, and any future directors who may serve from time to time, all in accordance with the terms and conditions of the policy.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Since one of our directors, Mr. Mordechay Zisser, is an indirect controlling shareholder of the Company, pursuant to regulations under the Companies Law, if holders of 1% or more of the outstanding Shares, within 14 days of notice by the Company, request a special vote with the respect to the insurance coverage of Mr. Zisser, which coverage is identical to that of the other directors, then such coverage of Mr. Zisser (and any other directors or officers of the Company who may serve from time to time in the future who are considered controlling shareholders of the Company) would require either that (i) at least a majority of the Shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of Shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed two percent of the Company’s outstanding Shares. In that event, the Companies Law requires that each shareholder voting on the proposal relating to the coverage of controlling shareholders indicate whether or not the shareholder has a personal interest in such proposal. Otherwise, the shareholder is not eligible to vote on such proposal.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 2 above, in the second paragraph under the caption “Required Approval”.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the liability insurance coverage described in the Proxy Statement for the benefit of all directors of the Company who may serve from time to time who are not considered controlling shareholders of the Company, and any renewals, extensions or substitutions pursuant to the limitations set forth in the Proxy Statement, be, and the same hereby is, approved; and

RESOLVED, that the liability insurance coverage described in the Proxy Statement for the benefit of all directors and officers of the Company who may serve from time to time who are considered controlling shareholders of the Company, and any renewals, extensions or substitutions pursuant to the limitations set forth in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Proposal No. 6

RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until next year’s Annual General Meeting of Shareholders. The reappointment has been recommended by our Audit Committee, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002. Such auditors have served as our auditors since 1999, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co. as independent auditors of Elbit Imaging Ltd. until next year’s Annual General Meeting of Shareholders be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Our audited financial statements for the year ended December 31, 2010 are included in our Annual Report on Form 20-F, which was filed with the SEC on June 6, 2011. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting.  However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least 48 hours before the Meeting.

By Order of the Board of Directors, MR. SHIMON YITZHAKI Executive Chairman

November 10, 2011

Appendix A
To

[__________]

Elbit Imaging Ltd.
(the “Company”)

Letter of Indemnification
(the “Letter” or the “Indemnification Letter”)

WHEREAS, it is in the best interest of the Company to attract and retain as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve publicly-held companies unless they are provided with adequate protection in connection with such service;

WHEREAS, it is common practice for publicly-held companies to give indemnification letters to its directors and senior officers;

WHEREAS, you are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law;

WHEREAS, the Company acknowledges that you are relying on the obligations of the Company set forth in this letter in agreeing to continue to serve the Company, which obligations are therefore irrevocable; and

WHEREAS, this letter is being given to you in accordance with applicable law, the Articles of the Association of the Company and all requisite corporate approvals.

NOW, THEREFORE, in consideration of your continuing to serve the Company, the Company agrees as follows:

1.	Obligation to indemnify:

The Company hereby undertakes:

1.1.
To indemnify you for any liability or expense, as detailed below, imposed upon you for actions taken (including actions preceding the date of this Letter) and/or actions that will be taken, by virtue of your service as an Officer of the Company, or an Officer on behalf of the Company in a company controlled by the Company or in which the Company has an interest (such companies being referred to herein as the “Subsidiaries”), as follows:

1.1.1.
Financial liability that you incur or imposed on you in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the Court, provided that such acts pertain to one or more of the events set out in the Schedule hereto (the “Schedule”);

1.1.2.
Reasonable litigation expenses, including legal fees that you will incur or for which you will be ordered to pay by a court within the framework of proceedings filed against you by or on behalf of the Company or by a third party, or in a criminal proceeding in which you will be acquitted, or in a criminal proceeding in which you will be convicted of a felony but which does not require criminal intent;

1.1.3.
Reasonable litigation expenses, including legal fees that you will incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which was ended without the filing of an indictment against you and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without the filing of an indictment against you but with the imposition of financial obligation as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law or in connection with a financial sanction; and

1.1.4.
a financial obligation imposed upon you and reasonable litigation expenses, including legal fees, expended by you as a result of an administrative proceeding instituted against you. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that you incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

1.2.
The aggregate and accumulated indemnification amount that the Company shall pay to its Officers (in addition to sums that may be received from insurance companies in connection with insurance policies that the Company has purchased, see also Section 1.3 below) pursuant to all the letters of indemnification issued and/or that shall be issued by the Company pursuant to the indemnification decisions, shall not exceed the lower of: (i) 25% of the shareholders' equity in the Company, as set forth in the Company’s most recent financial statements before such payment as of the date of actual payment by the Company of the indemnification amount; and (ii) US$ 40 million (the “The Maximum Indemnification Amount”).

1.3.
The Maximum Indemnification Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification under this Letter shall not affect your right to receive insurance payments to which you are entitled  (either personally or through the Company), and the Company will not be required to indemnify you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  For the avoidance of doubt, you shall not be entitled to collect indemnification and insurance proceeds from any sources in excess of the amount of the liabilities and obligations incurred by you.   Accordingly, in the event there is any payment made under this Letter in respect of a liability of yours and such liability is covered by an insurance policy, the Company shall be entitled to collect such amount of payment from the insurance proceeds, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.    In the event that you receive insurance proceeds or indemnification payments from a third party in respect of a liability or obligation for which you have received indemnification payments from the Company under this Letter, you shall promptly return such payments to the Company up to the amount that such payments exceed the amount of the liabilities and obligations incurred by you.

1.4.
In the event the indemnification amount the Company is required to pay to its Officers, as set forth in Section 1.1 above, exceeds at a certain time the Maximum Indemnification Amount (or the balance thereof after deducting any indemnification amounts paid or payable by the Company to any of its Officers at such time) in accordance with Section 1.2 above, the Maximum Indemnification Amount or its remaining balance will be allocated between the Officers entitled to indemnification, in the manner that the amount of indemnification that each of the Officers will actually receive will be calculated in accordance with the ratio between the amount each individual Officer may be indemnified for, and the aggregate amount that all of the relevant Officers involved in the event may be indemnified for.

1.5.
Upon the occurrence of an event that by its virtue you are likely to be entitled to indemnification in accordance with Section 1.1 above, the Company shall place at your disposal, from time to time, the funds required to cover the expenditures and payments that are connected to handling the legal proceeding, in a manner that you shall not be required to pay for, or personally finance the legal expenses, subject to the conditions and instructions in this Indemnification Letter.

1.6.
In order to avoid any doubt, upon the occurrence of an event that may entitle you to indemnification, you shall be entitled to appoint an advocate of your choice, with the exception of an advocate whom the Company deems unacceptable for reasonable cause, provided that you shall immediately inform the Company of the identity of the advocate, when it becomes necessary to appoint such advocate. In the event you do not inform the Company regarding your choice of advocate in compliance with the above mentioned, the Company shall have discretion to appoint an advocate on your behalf. If a claim or proceeding is brought against you and other persons entitled to indemnification from the Company, then the Company will indemnify all such persons collectively for the reasonable fees and expenses of one counsel in each applicable jurisdiction, except to the extent that doing so would prejudice any of such persons.

2.	The obligation to indemnify in accordance with this Letter is subject to the statements set forth in this Section 2 and to any applicable law:

2.1.	The indemnification payments are not prohibited by applicable law. Any such partial prohibition shall not limit or diminish permitted payments or the validity of other provisions of this Letter.

2.2.
You shall inform the Company in writing of every legal proceeding that shall be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, pertaining to legal proceedings that may be commenced against you, and this shall be done promptly after you shall first be aware of such, and you shall provide the Company or to whom the Company shall instruct you to, all documents and other information in connection with such proceedings or warnings.

2.3.
Notwithstanding the provisions of Section 1.6 above, the Company is entitled to take upon itself the care of your defense in the legal proceeding and/or to give the above care to any prominent advocate that the Company shall select for this purpose (except an advocate that shall not be reasonably acceptable to you) subject to the fulfillment of all of the following conditions:  (a) The Company shall inform you, within 45 days from the time of receiving the notice as said in Section 2.2 above (or within a shorter period of time – if the matter requires filing a statement of defense or a response to a proceeding), that it shall indemnify you according to this Letter; and (b) The legal proceeding against you shall solely entail a claim for monetary damages.  The Company and/or the aforementioned advocate shall be entitled to act with their exclusive discretion and to bring the proceeding to a close; the appointed advocate shall act and shall owe its duty of loyalty to the Company and to you.  In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict and shall be entitled to appoint an advocate on your behalf, and the provisions of this Letter shall apply to expenses you may incur as a result of such appointment.  In the event that the Company decides to settle a monetary obligation or to decide a monetary obligation by arbitration or by mediation, the Company shall be entitled to do so as long as the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the request of the Company, you shall sign any document that shall empower the Company and/or an advocate as mentioned above, to act on your name with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings, as set forth above. Notwithstanding the foregoing, in the case of criminal proceedings the Company and/or the attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter or pursuant to applicable law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorney as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent, so long as such arrangement will not be an admission of an occurrence not indemnifiable pursuant to this Letter or pursuant to law.

2.4.
You shall cooperate with the Company and/or with any advocates as set forth above in every reasonable manner that shall be required from you by any of them in connection with the handling of such legal proceedings, except to the extent you have a conflict of interest with the Company in respect thereto. You shall not bear any additional legal expenses due to such cooperation.

2.5.
Subject to the provisions of this Indemnification Letter, whether or not the Company shall act in accordance with section 2.3 above, the Company shall cover litigation expenses in a manner that you shall not be required to pay or finance such litigation expenses yourself.

2.6.
Your indemnification in connection to the legal proceeding of any actions against you, as set forth in this Letter, will not be enforceable in connection with amounts that you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in advance and in writing, to the settlement, or to the arbitration award.

2.7.
The Company shall not be required to pay, pursuant to this Letter, monies that were actually paid to you, or specifically on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company.  In addition, in the event that indemnification hereunder is payable in respect of your serving as an Officer in any Subsidiary, such indemnification will only be paid if you have first attempted to exercise your rights to insurance and indemnification from such Subsidiary, if and to the extent they exist, and you shall not have received such payments in respect of such insurance or indemnification after a reasonable period of time.  In the event of any payment under this Agreement in respect of your serving as an Officer in any Subsidiary, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

In order to avoid any doubt, it shall be clarified that the indemnification amount pursuant to this Letter shall be independent of, (and in addition) to the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

2.8.
In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that you are entitled to indemnification under this Letter if you have requested it, and the Company shall have the burden of proof to overcome that presumption in connection with the making of any determination contrary to that presumption. In the event that the Company denies your request for indemnification in whole or in part, upon your written request, a determination with respect to your entitlement thereto shall be made in the specific case by one of the following three methods, which shall be at your election in your sole discretion:  (1) by a majority vote of the disinterested directors of the Company, even though less than a quorum, (2) by a majority vote of a committee of disinterested directors of the Company designated by a majority vote of the disinterested directors, even though less than a quorum or (3) if there are no disinterested directors or if a Change of Control shall have occurred after the date hereof, by Independent Counsel in a written opinion to the Company's Board of Directors, a copy of which shall be delivered to you.

"Change of Control" shall mean the occurrence of any of the following: (a) any “person,” as such term is currently used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (a “person”), becomes a “beneficial owner” (as such term is currently used in Rule 13d-3 promulgated under the 1934 Act (a “Beneficial Owner”) of 30% or more of the outstanding share capital of the Company; (b) the Board of Directors of the Company adopts any plan of liquidation providing for the distribution of all or substantially all of the Company’s assets; (c) all or substantially all of the assets or business of the Company are disposed of in any one or more transactions pursuant to a sale, merger, consolidation or other transaction (unless the shareholders of the Company immediately prior to such sale, merger, consolidation or other transaction beneficially own, directly or indirectly, in substantially the same proportion as they owned the share capital of the Company, more than fifty percent (50%) of the share capital or other ownership interests of the entity or entities, if any, that succeed to the business of the Company); (d) the Company combines with another company and is the surviving corporation but, immediately after the combination, the shareholders of the Company immediately prior to the combination hold, directly or indirectly, fifty percent (50%) or less of the share capital of the combined company; or (e) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company.

“Continuing Director” means a director who either was a director of the Company on the date hereof or who became a director of the Company subsequent thereto and whose election, or nomination for election by the Company’s shareholders, was approved by a majority of the Continuing Directors then on the Board of Directors of the Company.

“Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of Israeli corporate law and neither presently is, nor in the past five years has been, retained to represent:  (i) the Company or you in any matter material to either such party (other than in the capacity of Independent Counsel with this respect to this Letter or similar indemnification agreements of the Company), or (ii) any other party to the proceeding giving rise to a claim for indemnification hereunder.  Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or you in an action to determine your rights under this Agreement.  The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all expenses, claims, liabilities and damages arising out of or relating to this Letter or its engagement pursuant hereto, provided, however, that the Independent Counsel shall have the authority, in his sole discretion, to oblige you to reimburse the Company for all or a portion of his fees if he believes that your claims against the Company were made arbitrarily, vexatiously or not in good faith.

3.
The obligations of the Company according to this Letter shall remain valid even if you have ceased to be an Officer of the Company, provided that acts for which you are given a commitment of indemnification were performed or shall be performed during your service as an Officer of the Company.

4.
In the event the Company pays to you, or in your place, any amount pertaining to this Letter in connection with a legal proceeding as stated above, and afterwards it shall be determined by a court of competent jurisdiction, in a final and non-appealable order, that you are not entitled to any indemnification from the Company for any reason whatsoever, the sums paid by the Company shall be considered a loan that was granted to you by the Company, and shall be linked to the Consumer Price Index and accrue interest in accordance with the Income Tax Regulations (Determination of the interest rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

5.	The terms contained in this Letter will be construed in accordance with the Companies Law, and in the absence of any definition in the Companies Law, pursuant to the Securities Law, 5728-1968.

6.
The obligations of the Company according to this Indemnification Letter shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. For example, the obligations of the Company shall apply to any type of legal proceeding, including without limitation, a proceeding brought against you alone or jointly with other defendants, and whether the plaintiff is a third party, the Company or Officers or shareholders thereof. In the event of a conflict between any provision of this Letter and any provision of the law, said provision of the law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

7.
The indemnification under this Letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to the Company. It is hereby expressly agreed and understood that this Letter amends, restates and supersedes the previous letter of indemnification issued to you by the Company in its entirety.  In the event of any contradiction between this Letter and a previous letter of indemnification issued to you by the Company, the provisions of this Letter will prevail.

8.
This Letter does not constitute a contract for the benefit of any third party and is not assignable. For the avoidance of any doubt, in the event of death (God forbid), this Letter will apply to you and your estate.

9.
No waiver, delay, forbearance to act or extension granted by the Company or by you will be construed in any circumstances as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

10.	The foregoing does not derogate from the Company’s right to indemnify you retroactively in accordance with the articles of association of the Company and subject to any applicable law.

11.
The law of the State of Israel shall govern this Letter and all issues related thereto, without giving effect to any conflicts of law principles.  The courts in Tel Aviv, Israel shall have exclusive jurisdiction in connection with this Letter.

12.	In this Indemnification Letter-

“The Companies Law”- the Companies Law, 1999, as will be valid from time to time.

“Officer” – in accordance with its meaning in the Companies Law, including a director or senior employee of the Company.

“Action” or any derivative of it – including a decision or a failure to act and including your Actions before the date of this Indemnification Letter that were made during your term of service as an Officer in the Company.

This Letter shall be neutral with regard to gender.

13.	The Schedule to this Letter is an integral and inseparable part of it.

14.	The Company shall not be entitled to set off any amounts owing to you under this Letter against amounts that you may owe to the Company or an affiliate thereof.

15.
This Letter shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), heirs, executors and personal and legal representatives.

In witness whereof, the Company shall execute this Indemnification Letter by its authorized signatories that have been duly appointed.

_________________________

Elbit Imaging Ltd.

I hereby confirm receiving this Letter and consent to all its terms.

__________________

Name:     [_______]

Date: ____________

SCHEDULE

Subject to any provision of the law, the indemnification covered in paragraph 1.1 shall apply only insofar as it results from your actions or omissions or for actions or omissions for which you have vicarious liability pursuant to applicable law, in the following matters or in connection therewith or in relation thereto, which the Company’s Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

1.
Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of shares, bonus shares, debt securities or any offer of securities in any other manner and changes in the market prices of any of the foregoing;

2.	Conducting tender offers and any thing related thereto;

3.
A "Transaction" within the meaning of Section 1 of the Companies Law1, including without limitation negotiations for entering into a transaction, the transfer, sale or purchase or charge of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, receiving credit and the grant of collateral and any act directly or indirectly involved in such "Transaction";

4.
Report or notice published or filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated under any of these laws, or in accordance with rules or instructions prevailing on an Israeli stock exchange or the Nasdaq Stock Market and/or the Tel Aviv Stock Exchange and/or any stock market outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly, or the failure to publish or file any such report or notice;

5.	Violations or alleged violations of applicable securities and corporate laws, resulting in administrative investigations, proceedings and/or financial sanctions.

6.	Any resolution with respect to a distribution, as defined in the Companies Law;

7.
Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

8.	Taking part in tenders;

9.
The making of any statement, including a bona fide statement or opinion made by an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof and meetings of the shareholders;

10.	An act in contradiction to the articles or memorandum of association of the Company;

11.
Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of employment agreements, other employees’ benefits (including allocation of securities to employees) and harassment suits;

12.	Any action or decision in relation to work safety and/or working conditions;

1	Article 1 of the Companies Law defines “Transaction” as a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

13.	Negotiation for, signing and performance of insurance policy;

14.	Formulating working programs, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with competitors;

15.	Decisions and/or acts pertaining to the environment, including dangerous substances;

16.	Decisions and/or acts pertaining to the Consumer Protection Law, 5741-1981, and/or orders and/or Regulations thereunder;

17.
Negotiating, making and performing of contracts of any kind and type with suppliers, distributors, agents, franchisees and the like of the products that are marketed and/or sold by, or by those serving, the Company;

18.
Any claim or demand made by customers, suppliers, contractors or other third parties transacting any form of business with the Company or its subsidiaries, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

19.	Negotiating, the making and performing agreements with manpower contractors, service contractors, building contractors, renovations contractors, etc;

20.
Any claim or demand made in connection with the intellectual property of the Company or any subsidiary thereof and its protection, including the registration thereof, and including for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights by the Company or its subsidiaries;

21.	Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company or its subsidiaries or affiliates;

22.
Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company or its subsidiaries, or their respective employees, agents or other persons acting or allegedly acting on their behalf;

23.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

24.	Anti-competitive acts and acts of commercial wrongdoing;

25.	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander;

26.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or  public health law;

27.	Any action or decision with respect to development or construction of real estate projects;

28.	Any action or decision with respect to operation and management of yielding assets;

29.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business;

30.	Reporting and/or filing of applications to the state authorities and other authorities;

31.
Any claim relating to occurrences in connection with investments the Company or any subsidiary thereof make in other entities, whether before or after the investment is made, entering into any transaction and the execution, development and monitoring thereof, including actions taken by the Officer in the name of the Company or any subsidiary thereof, as a director, officer, employee or a board observer of the entity which is the subject of the transaction and any similar matter; and

32.	Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled (directly or indirectly) by the Company or otherwise affiliated therewith.